UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

DISCLOSURE POLICY ON MATERIAL EVENTS
CPFL ENERGIA S.A.

1. TARGET PUBLIC

(i) CPFL ENERGIA S.A. (herein denominated “CPFL ENERGIA”);
(ii) indirect or direct controlling shareholders;
(iii) statutory directors;
(iv) members of the board of directors;
(v) members of the statutory audit committee;
(vi) members of any technical or consultative entity created in accordance with company bylaws;
(vii) any individual, by virtue of their rank, function or position in the publicly-held company, the controlling company, subsidiaries or any associated company, with knowledge of information relating to the material event;
(viii) whomsoever has knowledge of information referring to material event, knowing that the information in question has not yet been disclosed to the market, especially those with commercial, professional or confidential relations with CPFL ENERGIA, such as independent auditors, market analysts, consultants and examiners;
(ix) executive officers who left CPFL ENERGIA administration prior to public disclosure of business or event which was initiated during their tenure.

2. SCOPE AND OBJECTIVE

The current policy mechanisms regulate: (i) the procedure governing the disclosure and use of information on material events; and (ii) the procedure concerning the maintenance of confidentiality with respect to non-disclosed material events, as stipulated in CVM Instruction No. 358/2002, subsequently amended.

3. DEFINITION OF MATERIAL EVENTS

For the purposes of this policy a material event is defined as any decision made by the majority shareholders, decisions made at general shareholders’ meetings or by the company officers of CPFL ENERGIA, or any other acts or facts of a political-administrative, technical, business or economic-financial nature related to company business that could significantly influence:

I – The market price of securities issued by CPFL ENERGIA, or backed on them;

II – An investor’s decision to buy, sell or maintain such securities;

III – An investor’s decision to exercise any rights inherent to titleholders of securities issued by CPFL ENERGIA, or backed on them.

Examples of potential material events may include but are not limited to the following:

I. signature of agreements or contracts regarding the transfer of the company control, even if under conditional terms;

II. changes in the control of the company, including celebration, amendments, or cancellation of shareholders agreement;

III. celebration, amendments, or cancellation of shareholders agreement in which the company takes part in or is intervenient, or when registered in the appropriate company ledger;

IV. admission or departure of shareholders under contract with the company or maintaining operational collaboration agreements regarding financial, technological or administrative issues;

V. authorization for negotiating securities issued by the company in both domestic or foreign markets;

VI. decision to provide for the cancellation of the publicly-held company’s register;

VII. incorporations, mergers or split-ups involving the company itself or linked companies;

VIII. transformation or dissolution of the company;

IX. changes in the composition of company assets;

X. changes in accounting criteria;

XI. debt renegotiation;

XII. approval of granting stock options plans;

XIII. changes in the rights and privileges of securities issued by the company;

XIV. share unbundling, grouping or bonus distribution;

XV. acquisition of shares for the purpose of increasing treasury stock or the cancellation and disposal of such shares;

XVI. company profit or loss and the distribution of dividends;

XVII. celebration or termination of contracts, or failure to close a deal when the expectation for closure was public knowledge;

XVIII. approval, alteration or cancellation of a project, as well as delays in its implementation;

XIX. starting, recommencing or suspending the manufacture or commercialization of products or services rendered;

XX. discoveries, changes or developments regarding technology or company resources;

XXI. modification of previously announced company projections;

XXII. receivership, bankruptcy or any litigation that could alter the company’s economic-financial situation.

4. PROCEDURES FOR THE DISCLOSURE OF MATERIAL EVENTS

4.1. The CPFL ENERGIA Head of Investor Relations shall announce and communicate to the CVM (Brazilian Securities Commission) and the São Paulo stock exchange – BOVESPA of any material event occurrence related to the business dealings of CPFL ENERGIA and to simultaneously arrange for wide ranging and immediate publicity, to all markets in which such securities are traded.

4.2. Majority shareholders, directors, members of the board of directors, the statutory audit committee and any technical and consultative entity created in accordance with company bylaws, shall report in writing, any material events that they are aware of to the Head of Investor Relations, who shall then provide for their disclosure.

4.2.1. In the event that the persons referred to in item 4.2 above are unsure on what constitutes a material event they should immediately consult the Head of Investor Relations in order to clarify the situation.

4.3. In the event of the persons referred to in item 4.2 having personal knowledge of a material event, and after the consultation referred to in item 4.2.1 above, they verify the remiss of the Head of Investor Relations in his duty to communicate and disclose the findings as included in the sole paragraph of article 6 of the CVM Instruction 358/02, subsequently amended, they can only be exempted from responsibility if the material event is immediately communicated to the CVM.

4.3.1. In the event of atypical oscillation in quotation, price or trading quantity of securities issued by CPFL ENERGIA, or backed on them, the Head of Investor Relations should inquire of the persons with access to the material events to verify whether they possess information which should be disclosed to the market.

4.4. The Head of Investor Relations shall disclose simultaneously to the market material events to be transmitted by any communication media, including press releases, meetings with investors, analysts and selected entities, domestically or abroad.

4.5. Disclosure should be made in wide-circulation publications normally utilized by CPFL ENERGIA, and can be published in a summarized form, indicating the Internet web addresses where full coverage shall be made available to all investors, in identical format as transmitted to CVM and BOVESPA.

4.6. The disclosure and communication of the material event, including the summarized information referred to in item 4.5 above, should be addressed in a clear and precise manner, in language accessible to the investing public.

4.7. Within the terms of paragraph 6, articles 3 and 4 of CVM Instruction No. 358/2002, subsequently amended, CVM can at any time determine the disclosure, correction, amendment or re-publication of information concerning material events, as well as demanding additional clarification from the Head of Investor Relations about the communication and disclosure of the material event.

4.8. The disclosure of a material event should occur, whenever possible, before the start or after closing of trading on BOVESPA.

4.8.1. When securities issued by the company are being simultaneously traded on stock markets in different countries, the disclosure of the material event should be made, whenever possible, before the beginning or after the closing of the transactions of both countries, with precedence given to the Brazilian stock market trading hours in cases of incompatibility.

4.8.2. In cases where it is evidently imperative that the release of the material event should occur during trading hours, the Head of Investor Relations can, on communicating the material event, simultaneously request BOVESPA to suspend trading securities issued by CPFL ENERGIA, or backed to them, for the time necessary to permit adequate dissemination of the relevant information.

4.8.3. The suspension of trading referred to in item 4.8.2 above shall not be applied in Brazil while stock exchanges and over-the-counter markets in other countries are open and trading in securities issued by CPFL ENERGIA, and when trading in the same securities on BOVESPA has not been suspended.

4.9. Due to its inherently exceptional nature any non-disclosure of material events relating to CPFL ENERGIA shall be the object of a majority shareholder’s or executive officer’s decision, according to the terms of article 6 of CVM Instruction No. 358/02, subsequently amended.

5. PROCEDURES RELATED TO THE CONFIDENTIALITY MAINTANANCE REGARDING AN UNDISCLOSED MATERIAL EVENT

5.1. Pursuant to the provision in item 5.1.1 below, material events may, in exceptional cases, not be disclosed if the majority shareholders or executive officers deem that their disclosure will jeopardize the company’s legitimate interests.

5.1.1. The majority shareholders and/or executive officers are under obligation to immediately disclose either directly or through the Head of Investor Relations any leaked information or atypical oscillation in quotation, price or trading quantity of securities issued by CPFL ENERGIA, or backed on them.

5.2. The majority shareholders and executive officers of CPFL ENERGIA can submit to CVM the decision to maintain confidentiality regarding a material event. The request should be conveyed to the CVM President in a sealed envelope upon which should be written the word “Confidential”.

5.3. In the event that CVM makes the decision to disclose the material event, it is the responsibility of the interested party or the Head of Investor Relations to immediately communicate the fact to BOVESPA and make the disclosure as stipulated in item 4.1 above, of this policy.

5.4. In the event of leaked information or atypical oscillation in quotation, price or trading quantity of securities issued by CPFL ENERGIA, or backed on them, the requirement stipulated in item 5.2 above, shall not exempt the majority shareholders or executive officers from their responsibility for material event disclosure.

5.5. Majority shareholders, executive officers, members of the board of directors, the statutory audit committee and any technical and consultative entity created in accordance with company bylaws, including CPFL ENERGIA employees, are under the obligation to maintain confidentiality regarding information related to material events to which they have privileged access due to the position they hold, until it is released to the market, as well as to ensure that subordinates and third parties in their trust, also comply, who, in cases of non-compliance, will be held jointly responsible.

5.6. During the period preceding the disclosure to the market of the material event relating to company business, all trading in securities issued by CPFL ENERGIA, or backed on them, is prohibited:

I. by CPFL ENERGIA itself;

II. by controlling shareholders, indirect or direct;

III. by the directors;

IV. by the members of the board of directors;

V. by the members of the statutory audit committee;

VI. by the members of any technical and consultative entity created in accordance with company bylaws;

VII. by any individual in virtue of their rank, function or position at CPFL ENERGIA, the controlling company, subsidiaries or any associated company, with knowledge of information relating to the material event;

VIII. by whomsoever has knowledge of information referring to material event, knowing that the information in question has not yet been disclosed to the market, especially those with commercial, professional or confidential relations with CPFL ENERGIA, such as independent auditors, market analysts, consultants and institutions integral to the distribution system, which will remain accountable regarding the disclosure of information before trading in securities issued by CPFL ENERGIA, or backed on them; and

IX. by executive officers who left CPFL ENERGIA administration prior to public disclosure of business or event which was initiated during their tenure, and shall be extended to six months after the date of departure.

5.6.1. The veto dealt with in item 5.6 above will also prevail:

I. in the event of the intention to promote an incorporation, a total or partial split, a merger, a transformation or a shareholder reorganization; and

II. in relation to direct or indirect controlling shareholders, executive officers and members of the board of directors, whenever they are in the process of acquisition or disposal of shares issued by CPFL ENERGIA, by CPFL ENERGIA itself, its controlled companies, associated companies and any other entity under common control or, if applicable, any option or mandate granted for the same ends.

5.6.2. Trading is also vetoed by the persons mentioned in item 5.6 above for a period of 15 (fifteen) days prior to the release of quarterly (ITR) and annual (DFP) information on CPFL ENERGIA.

5.6.3. The restrictions determined in items 5.6 and 5.6.1, subsection I, will cease to be in effect as soon as CPFL ENERGIA discloses the material event to the market, unless the negotiation with the shares can interfere in the conditions of the negotiations related to them, in detriment of the CPFL ENERGIA shareholders or of the company itself.

5.6.4. In the event of a celebration of an agreement or contract regarding the transfer of shareholder control, or the granting of options or mandates with the same objective, or an intention to promote an incorporation, a total or partial split, a merger, a transformation or a shareholder reorganization, and as long as the operation has not become public through the publication of a material event, the CPFL ENERGIA board of directors shall not consider the acquisition or disposal of self-issued stock.

6. GENERAL CONDITIONS

6.1. By decision of the CPFL ENERGIA board of directors, at a meeting held on 07/24/2002, CPFL ENERGIA has adopted this disclosure policy on material events, contemplating procedures relative to the maintenance of confidentiality on non-disclosed material information.

6.2. CPFL ENERGIA formally communicates the terms of this policy, with emphasis on the alterations to the policy approved by the board of directors on 08/29/2007, to the controlling shareholders and all others indicated in item 5.6 above and shall obtain from them consent to the terms of this Disclosure Policy on Material Events by means of the signature of the Terms of Compliance, annexed herein.

6.3. CPFL ENERGIA will maintain at their head office at CVM’s disposal, a list of the persons mentioned in item 5.6 above with their respective qualifications, indicating position or function, address and number of National Register of legal entities or individual identity number, updated whenever modified.

6.4. The approval or any revision of this CPFL ENERGIA disclosure policy on material event will be communicated to CVM and BOVESPA, together with a copy of the minutes of the meeting and the full content of the current policy.

7. SERIOUS INFRACTION

7.1. A serious infraction is the transgression of regulations prescribed in CVM Instruction No. 358/02, subsequently amended, subjecting the infractor in accordance to CVM resolutions to penalties of (i) a reprimand; (ii) suspension of position; and (iii) temporary removal from position to a maximum of 20 years ban from professional practice.

7.2; CVM shall inform the Public Prosecutor of any occurrence of events prescribed in CVM Instruction No. 358/02, subsequently amended, which constitute a crime, e.g.:

Improper Use of Privileged Information – the utilization of relevant information not yet disclosed to the market with full knowledge of its confidential nature, and capacity to yield for self or for others undue advantage from trading in securities under own name or through third parties. Penalty: 1 to 5 years imprisonment and fine of up to 3 times the illicit amount gained.

ANNEX

TERMS OF COMPLIANCE WITH CPFL ENERGIA S.A.
MATERIAL EVENT DISCLOSURE POLICY

By the terms of this instrument, I, [name], [marital status], [profession], identity card number (RG) No. ______________ , issued by _______________ and federal taxation registry No. (CPF/MF) ______________ , domiciled at ______________ , City ______________ , State ______________ , henceforth denominated as “Declarer”, in the capacity of [indicate position, function or relationship with the company] of the [Company], headquartered in the city ______________ , State ______________ , subscribed in (National Legal Entity Registry) CNPJ/MF under the number ______________ , henceforth denominated as “Company”, under the Terms of Compliance declare full knowledge of the regulations contained in this CPFL Energia S.A Material Event Disclosure Policy. (“Policy”), a copy of which I have received, which disciplines the internal policy regarding the disclosure of information relative to trading of securities issued by the Company, placing me under obligation to always align my actions to conform with these regulations.
The Declarer shall sign three exact copies of the Terms of Compliance in the presence of 2 (two) witnesses undersigned.

[place and date]

[name of declarer]

Witnesses:

1. ___________________________________________________	2. ___________________________________________________
Name:	Name:
CPF/MF No.	CPF/MF No.
RG No.	RG No.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.